July 13, 2007

By EDGAR Transmission and by Courier

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3720

Re:	Telecom Communications, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2006
Filed: January 17, 2007
Form 10-QSB for Fiscal Quarter Ended March 31, 2007
Filed: May 21, 2007
File No. 333-62236

On behalf of Telecom Communications, Inc. (“Telecom” or the “Company”), I hereby submit Telecom’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 28, 2007, regarding the above referenced Form 10-KSB and Form 10-QSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Telecom.

Form 10-QSB For the Fiscal Quarter Ended March 31, 2007
Management’s Discussion and Analysis or Plan of Operation
Critical Accounting Policies
Accounting for property, plant and equipment, page 29

1. SEC Comment:

We note your disclosure of web site’s useful life of 5 years. However, we note similar disclosure in 2006 Form 10-KSB (page F-9) that the web site has a useful life of 3 years. Advise us if it is a change in accounting estimate. If so, tell us and disclose in detail the basis that support the change and provide all of the disclosures as required by paragraph 22 of SFAS 154.

Telecom Response:

The Company reported to us that the disclosure in the 2006 Form 10-KSB that indicated the website’s useful life of 3 years was a typographical error, and the website’s useful life of 5 years, as disclosed in the Form 10-QSB for the fiscal quarter ended March is correct.
According to the Company, it began depreciation of the web site in January 2007, and the depreciation was calculated using the straight-line method over 5 years, after the web site was placed in service in January 2007.

Financial Statements and Notes
Note 1. Business Description, Basis of Presentation and Organization
Alpha Century Holdings Limited, page 6

2. SEC Comment:

We note your disclosure that “From April 2007, Alpha start terminating the services for its customers due to discontinued operations.” Please tell us and disclose in greater detail the nature of the discontinued operations, the related operating segment and your accounting for the discontinued operations in the financial statements. If material, you should provide similar additional disclosures in MD&A including its impact on your financial statements. Refer to SFAS 144.

Telecom Response:

According to the Company, Alpha Century Holdings Limited (“Alpha”) is terminating all of its products and services, which included the production of total solution software with entertainment and lifestyle information to its customers. Telecom formed a new company, Guangzhou TCOM Computer Technology Limited (“Tcom Computer”) in the PRC to take up all business from Alpha.

Tcom Computer was incorporated under the laws of the PRC on September 1, 2006 and is a wholly-owned subsidiary of the Company. Tcom Computer has been granted the licenses from the Chinese Government to conduct business relating to telecommunications, software and websites in China.

As a result, according to the Company, it did not classify the termination of the services of Alpha as discontinued operations of the Company, and also did not make additional disclosures in the MD&A and financial statements, because Tcom Computer has taken up all of the business of Alpha.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert Shin at (212) 536-4885.

Sincerely,

By:	/s/ Robert Shin
Robert Shin